Exhibit 1.7

For Immediate Release ➢ ➢ ➢	For More Information ➢ ➢ ➢
July 12, 2005	Kara Hoffman
Articulate Communications Inc.
212.255.0080, ext. 13
khoffman@articulatepr.com
Dicar Consolidates All Operations with Ross Systems
Rotary Die-Cut Cover Manufacturer Continues Expansion, Increases Customer Satisfaction Rates
and Enhances Inventory Visibility
ATLANTA — July 12, 2005 — Globalization and the need to deliver products on an international scale have caused manufacturers to seek a new level of visibility into their operations to remain competitive. Ross Systems Inc. (“Ross”), a global provider of enterprise software solutions for manufacturers and a subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that Dicar Inc., the leading manufacturer and supplier of urethane products to the worldwide corrugated industry, has consolidated its global operations utilizing Ross’ iRenaissance enterprise software solution. Dicar has gained a real-time view into its systems company-wide, enabling faster and more accurate decision-making, increased inventory visibility and improved customer service.
The U.S. corrugated market is very mature and international expansion is key to Dicar’s continued year over year growth. Dicar turned to iRenaissance to consolidate its enterprise systems onto one platform, providing easy access to data and allowing the company to smoothly integrate additional plants. Dicar is now poised to expand globally and seamlessly add new operations to capitalize on international product demand.
One of the most critical issues iRenaissance helps Dicar address is differences between domestic and international orders. Using iRenaissance has streamlined the sales process, automatically adjusting for regional price differences between Dicar’s domestic and international orders. Moving from a manual to automated method has reduced complexity, decreased the margin of error and enabled the creation of valuable reports.
“With real-time data access, we can perform sales forecasting and generate reports with sales history by location and region when previously it took up to two months,” said Tom Curcio, vice president and controller of Dicar. “This has enhanced our sales pipeline and allowed us to better service customers as we rapidly approach a near 100 percent customer satisfaction rate.”
Standardizing on the iRenaissance platform has also enhanced visibility, enabling Dicar to view inventory across its global operation in real-time, allowing the company to plan ahead when purchasing raw materials to operate in a just-in-time fashion. Dicar can bring in less material and use it more quickly and with greater accuracy, reducing waste and saving money.

Global Headquarters ➢ Ross Systems, Inc. ➢ Two Concourse Parkway, Suite 800 ➢ Atlanta, GA 30328 ➢ USA
WWW.rossinc.com ➢ +1770.351.9600

“Global companies face increasingly more complex challenges surrounding information sharing and real-time decision-making,” said Scot McLeod, vice president of marketing for Ross Systems. “Ross’ expertise in the process manufacturing industry and focus on chemicals allows manufacturers, like Dicar, to continue to expand and grow their bottom line while relying on a trusted technology partner to help maximize operations.”
About Dicar
Founded in 1969, Dicar has grown to become the leading manufacturer and supplier of urethane products to the worldwide corrugated industry. Headquartered in Pine Brook, N.J., Dicar also maintains plants in Tomball, Texas and the Netherlands through its subsidiary Container Technics BV. The company’s one-piece anvil cover is the world’s most popular cover for soft-cut rotary die cutting and serves as the industry standard for quality.
About Ross Systems
Ross Systems, Inc., an enterprise software subsidiary of CDC Corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.
About CDC Corporation
CDC Corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has approximately 1,800 employees with operations in over 14 countries.
For more information about CDC Corporation, please visit the website http://www.corp.china.com.
Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to results achieved by Dicar, Inc. based on its utilization of Ross Systems iRenaissance solution such as gaining a real-time view into systems company-wide, enabling faster and more accurate decision-making, increasing inventory visibility, improving customer service, decreasing the margin of error and reducing waste. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Ross’ enterprise software solutions, continued commitment to the deployment of the solution, and the ability of staff to utilize the enterprise software to achieve the customer’s expectations. Further information on risks or other factors that could cause results to differ are detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.
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